SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of October 2019

Commission File Number: 0-30862
CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: October 10, 2019	By:	/s/ Ran Vered
Name: Ran Vered
Title: Chief Financial Officer

Exhibit Description Exhibit A – CERAGON NETWORKS® THIRD QUARTER 2019 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON NOVEMBER 4, 2019